No. 812-13665

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER UNDER SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-l

FS INVESTMENT CORPORATION,

FB INCOME ADVISOR, LLC, BROAD STREET FUNDING LLC, ARCH STREET

FUNDING LLC, LOCUST STREET FUNDING LLC, RACE STREET FUNDING LLC, FS ENERGY AND POWER FUND, FSEP TERM FUNDING, LLC, EP INVESTMENTS LLC, FS INVESTMENT ADVISOR, LLC, FS INVESTMENT CORPORATION II and FSIC II ADVISOR, LLC

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(215) 495-1150

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC, GSO CAPITAL PARTNERS LP, BLACKSTONE DEBT ADVISORS L.P., GSO CAPITAL ADVISORS LLC, GSO CAPITAL PARTNERS INTERNATIONAL LLP, BLACKSTONE / GSO DEBT FUNDS EUROPE LIMITED, BLACKSTONE / GSO DEBT FUNDS MANAGEMENT EUROPE LIMITED, BLACKSTONE MEZZANINE ADVISORS L.P., BLACKSTONE MEZZANINE ADVISORS II L.P., BLACKSTONE HOLDINGS FINANCE CO. LLC, CALLIDUS DEBT PARTNERS CDO FUND I, LTD, CALLIDUS DEBT PARTNERS CLO FUND II, LTD, CALLIDUS DEBT PARTNERS CLO FUND III LTD, CALLIDUS DEBT PARTNERS CLO FUND IV LTD, CALLIDUS DEBT PARTNERS CLO FUND V LTD, CALLIDUS DEBT PARTNERS CLO FUND VI, LTD, CALLIDUS DEBT PARTNERS CLO FUND VII, LTD, MAPS CLO FUND I LLC, MAPS CLO FUND II LTD., FM LEVERAGED CAPITAL FUND I, FM LEVERAGED CAPITAL FUND II, FRIEDBERGMILSTEIN PRIVATE CAPITAL FUND I, TRIBECA PARK CLO LTD., RIVERSIDE PARK CLO LTD., GALE FORCE 1 CLO, LTD., GALE FORCE 2 CLO, LTD., GALE FORCE 3 CLO, LTD., GALE FORCE 4 CLO, LTD., COLUMBUS PARK CLO LTD., CHELSEA PARK CLO LTD., HUDSON STRAITS CLO 2004, LTD., FOXE BASIN CLO 2003, LTD., BLACKSTONE / GSO SECURED TRUST LTD, GSO SPECIAL SITUATIONS FUND LP, GSO SPECIAL SITUATIONS OVERSEAS MASTER FUND LTD., 280 FUNDING I, GSO DOMESTIC CAPITAL FUNDING LLC, GSO LUXEMBOURG ONSHORE FUNDING SARL, GSO LUXEMBOURG OFFSHORE FUNDING SARL, HECKERNIE 21 GROUP FINANCING LIMITED LIABILITY COMPANY, HECKBERT 21 GROUP FINANCING LIMITED LIABILITY COMPANY, GSO CAPITAL OPPORTUNITIES FUND LP, GSO COF FACILITY LLC, BLACKSTONE / GSO CAPITAL SOLUTIONS FUND LP, BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS HOLDINGS L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS ONSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE / GSO CAPITAL SOLUTIONS OFFSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE SPECIAL FUNDING (IRELAND), GSO ROYAL HOLDINGS CB LLC, GSO ROYAL HOLDINGS CB (LUXEMBOURG) SARL, GSO ROYAL HOLDINGS CFPI LLC, GSO ROYAL HOLDINGS CFPI (LUXEMBOURG) SARL, REGENT’S PARK CDO B.V., HYDE PARK CDO B.V., UNION SQUARE CDO LTD., ST. JAMES’S PARK CDO B.V., INWOOD PARK CDO LTD., GREEN PARK CDO B.V., PROSPECT PARK CDO LTD., MONUMENT PARK CDO LTD., LAFAYETTE SQUARE CDO LTD., ESSEX PARK CDO LTD., GSO SPECIAL SITUATIONS OVERSEAS FUND LTD., GSO CAPITAL OPPORTUNITIES OVERSEAS MASTER FUND L.P., GSO CAPITAL OPPORTUNITIES OVERSEAS FUND L.P., GSO CAPITAL OPPORTUNITIES FUND II L.P., GSO CAPITAL OPPORTUNITIES OVERSEAS CAYMAN FUND II LP, GSO CAPITAL OPPORTUNITIES FUND II HOLDINGS LP, GSO CAPITAL OPPORTUNITIES FUND II (LUXEMBOURG) S.A.R.L., GSO CAPITAL OPPORTUNITIES FUND II (JERSEY) UNLIMITED, GSO CAPITAL OPPORTUNITIES FUND II (IRELAND), GSO LIQUIDITY PARTNERS LP, GSO LIQUIDITY OVERSEAS PARTNERS L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER (AIV) FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS

HOLDINGS (AS) L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER FUND (AS) L.P., SKELLIG ROCK B.V., BOYNE VALLEY B.V., TARA HILL B.V., CLARE ISLAND B.V., MORNINGSIDE PARK CLO, LTD., CENTRAL PARK CLO, LTD., BLACKSTONE SPECIAL FUNDING (CAYMAN) L.P., BLACKSTONE SPECIAL FUNDING (LUXEMBOURG) S.A.R.L., BLACKSTONE SPECIAL FUNDING (JERSEY) UNLIMITED, GSO MAK FUND LP, BLACKSTONE / GSO MARKET NEUTRAL CREDIT MASTER FUND LP, BLACKSTONE / GSO MARKET NEUTRAL CREDIT FUND LP, BLACKSTONE / GSO MARKET NEUTRAL CREDIT OVERSEAS FUND LTD, BLACKSTONE CREDIT LIQUIDITY PARTNERS L.P., BLACKSTONE CREDIT LIQUIDITY CO-INVESTORS (ALBERTA) L.P., BLACKSTONE CREDIT LIQUIDITY PARTNERS (CAYMAN) L.P., BLACKSTONE TE CREDIT LIQUIDITY FEEDER FUND L.P., BLACKSTONE / GSO SENIOR FLOATING RATE CORPORATE LOAN FUND LP (A SUB-FUND OF LAMP FUNDS (IRE) 1 PLC), BLACKSTONE MEZZANINE PARTNERS L.P., BLACKSTONE MEZZANINE PARTNERS II L.P., BLACKSTONE MEZZANINE PARTNERS II USS L.P., BLACKSTONE MEZZANINE PARTNERS II-A L.P., GSO PALMETTO STRATEGIC PARTNERSHIP LP, GSO PALMETTO LIQUIDITY FUND LLC, GSO PALMETTO ENERGY PARTNERS LP, GSO CREDIT-A PARTNERS LP, GSO ENERGY PARTNERS-A LP, BSOF MASTER FUND L.P., 2011 GSO HY CAYMAN FUND, GSO LOAN TRUST 2011, GSO LOAN TRUST 2010, GSO JUPITER LOAN TRUST, GSO NMERB LP, GSO SJ PARTNERS LP, GSO OFFSHORE MULTICURRENCY FACILITY (LUXEMBOURG) S.A.R.L., GSO OFFSHORE MULTICURRENCY FACILITY (NON USD), GSO OFFSHORE MULTICURRENCY FACILITY (USD), GSO CAPITAL SOLUTIONS FUND II LP, GSO CAPITAL SOLUTIONS FUND II AIV-1 LP, GSO CAPITAL SOLUTIONS FUND II AIV-2 LP, GSO CAPITAL SOLUTIONS FUND II AIV-3 LP, GSO CAPITAL SOLUTIONS FUND II AIV-4 LP, GSO CAPITAL SOLUTIONS FUND II AIV-5 LP, GSO CAPITAL SOLUTIONS FUND II AIV-4 (CAYMAN) LP , GSO CREDIT BAA PARTNERS LP, GSO CREDIT BAA PARTNERS (CAYMAN) LP, GSO BAA STRATEGIC PARTNERSHIP LP, HARBOURMASTER LOAN CORPORATION B.V., HARBOURMASTER CLO 3 LIMITED, HARBOURMASTER CLO 4 B.V., HARBOURMASTER CLO 5 B.V., HARBOURMASTER CLO 6 B.V., HARBOURMASTER CLO 7 B.V., HARBOURMASTER CLO 8 B.V., HARBOURMASTER CLO 9 B.V., HARBOURMASTER CLO 10 B.V., HARBOURMASTER CLO 11 B.V., HARBOURMASTER PRO RATA CLO 1 B.V., HARBOURMASTER PRO RATA CLO 2 B.V., HARBOURMASTER PRO RATA CLO 3 B.V., GLOBAL SENIOR LOAN INDEX FUND 1 B.V., BLACKSTONE / GSO INVESTMENT FUNDS, BLACKSTONE / GSO EUROPEAN SENIOR LOAN FUND and BLACKSTONE / GSO LOAN FUNDING LTD.

345 Park Avenue

New York, NY 10154

(212) 503-2100

All Communications, Notices and Orders to:

Michael C. Forman, President

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-1150

(215) 495-1150

Copies to:

James A. Lebovitz, Esq.

Thomas J. Friedmann, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-2510

May 15, 2012

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

FS INVESTMENT CORPORATION, FB INCOME ADVISOR, LLC, BROAD STREET FUNDING LLC, ARCH STREET FUNDING LLC, LOCUST STREET FUNDING LLC, RACE STREET FUNDING LLC, FS ENERGY AND POWER FUND, FSEP TERM FUNDING, LLC, EP INVESTMENTS LLC, FS INVESTMENT ADVISOR, LLC, FS INVESTMENT CORPORATION II and FSIC II ADVISOR, LLC

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(215) 495-1150

and

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC, GSO CAPITAL PARTNERS LP, BLACKSTONE DEBT ADVISORS L.P., GSO CAPITAL ADVISORS LLC, GSO CAPITAL PARTNERS INTERNATIONAL LLP, BLACKSTONE / GSO DEBT FUNDS EUROPE LIMITED, BLACKSTONE / GSO DEBT FUNDS MANAGEMENT EUROPE LIMITED, BLACKSTONE MEZZANINE ADVISORS L.P., BLACKSTONE MEZZANINE ADVISORS II L.P., BLACKSTONE HOLDINGS FINANCE CO. LLC, CALLIDUS DEBT PARTNERS CDO FUND I, LTD, CALLIDUS DEBT PARTNERS CLO FUND II, LTD, CALLIDUS DEBT PARTNERS CLO FUND III LTD, CALLIDUS DEBT PARTNERS CLO FUND IV LTD, CALLIDUS DEBT PARTNERS CLO FUND V LTD, CALLIDUS DEBT PARTNERS CLO FUND VI, LTD, CALLIDUS DEBT PARTNERS CLO FUND VII, LTD, MAPS CLO FUND I LLC, MAPS CLO FUND II LTD., FM LEVERAGED CAPITAL FUND I, FM LEVERAGED CAPITAL FUND II, FRIEDBERGMILSTEIN PRIVATE CAPITAL FUND I, TRIBECA PARK CLO LTD., RIVERSIDE PARK CLO LTD., GALE FORCE 1 CLO, LTD., GALE FORCE 2 CLO, LTD., GALE FORCE 3 CLO, LTD., GALE FORCE 4 CLO, LTD., COLUMBUS PARK CLO LTD., CHELSEA PARK CLO LTD., HUDSON STRAITS CLO 2004, LTD., FOXE BASIN CLO 2003, LTD., BLACKSTONE / GSO SECURED TRUST LTD, GSO SPECIAL SITUATIONS FUND LP, GSO SPECIAL SITUATIONS OVERSEAS MASTER FUND LTD., 280 FUNDING I, GSO DOMESTIC CAPITAL FUNDING LLC, GSO LUXEMBOURG ONSHORE FUNDING SARL, GSO LUXEMBOURG OFFSHORE FUNDING SARL, HECKERNIE 21 GROUP FINANCING LIMITED

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER UNDER SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-l

LIABILITY COMPANY, HECKBERT 21 GROUP FINANCING LIMITED LIABILITY COMPANY, GSO CAPITAL OPPORTUNITIES FUND LP, GSO COF FACILITY LLC, BLACKSTONE / GSO CAPITAL SOLUTIONS FUND LP, BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS HOLDINGS L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS ONSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE / GSO CAPITAL SOLUTIONS OFFSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE SPECIAL FUNDING (IRELAND), GSO ROYAL HOLDINGS CB LLC, GSO ROYAL HOLDINGS CB (LUXEMBOURG) SARL, GSO ROYAL HOLDINGS CFPI LLC, GSO ROYAL HOLDINGS CFPI (LUXEMBOURG) SARL, REGENT’S PARK CDO B.V., HYDE PARK CDO B.V., UNION SQUARE CDO LTD., ST. JAMES’S PARK CDO B.V., INWOOD PARK CDO LTD., GREEN PARK CDO B.V., PROSPECT PARK CDO LTD., MONUMENT PARK CDO LTD., LAFAYETTE SQUARE CDO LTD., ESSEX PARK CDO LTD., GSO SPECIAL SITUATIONS OVERSEAS FUND LTD., GSO CAPITAL OPPORTUNITIES OVERSEAS MASTER FUND L.P., GSO CAPITAL OPPORTUNITIES OVERSEAS FUND L.P., GSO CAPITAL OPPORTUNITIES FUND II L.P., GSO CAPITAL OPPORTUNITIES OVERSEAS CAYMAN FUND II LP, GSO CAPITAL OPPORTUNITIES FUND II HOLDINGS LP, GSO CAPITAL OPPORTUNITIES FUND II (LUXEMBOURG) S.A.R.L., GSO CAPITAL OPPORTUNITIES FUND II (JERSEY) UNLIMITED, GSO CAPITAL OPPORTUNITIES FUND II (IRELAND), GSO LIQUIDITY PARTNERS LP, GSO LIQUIDITY OVERSEAS PARTNERS L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER (AIV) FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS HOLDINGS (AS) L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER FUND (AS) L.P., SKELLIG ROCK B.V., BOYNE VALLEY B.V., TARA HILL B.V., CLARE ISLAND B.V., MORNINGSIDE PARK CLO, LTD., CENTRAL PARK CLO, LTD., BLACKSTONE SPECIAL FUNDING (CAYMAN) L.P., BLACKSTONE SPECIAL FUNDING (LUXEMBOURG) S.A.R.L., BLACKSTONE SPECIAL FUNDING (JERSEY) UNLIMITED, GSO MAK FUND LP, BLACKSTONE / GSO MARKET NEUTRAL CREDIT MASTER FUND LP, BLACKSTONE / GSO MARKET NEUTRAL CREDIT FUND LP, BLACKSTONE / GSO MARKET NEUTRAL CREDIT OVERSEAS FUND LTD, BLACKSTONE CREDIT LIQUIDITY PARTNERS L.P., BLACKSTONE CREDIT LIQUIDITY CO-INVESTORS (ALBERTA) L.P., BLACKSTONE CREDIT LIQUIDITY PARTNERS (CAYMAN) L.P., BLACKSTONE TE CREDIT LIQUIDITY FEEDER FUND L.P., BLACKSTONE / GSO SENIOR FLOATING RATE CORPORATE LOAN FUND LP (A SUB-FUND OF LAMP

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

FUNDS (IRE) 1 PLC), BLACKSTONE MEZZANINE PARTNERS L.P., BLACKSTONE MEZZANINE PARTNERS II L.P., BLACKSTONE MEZZANINE PARTNERS II USS L.P., BLACKSTONE MEZZANINE PARTNERS II-A L.P., GSO PALMETTO STRATEGIC PARTNERSHIP LP, GSO PALMETTO LIQUIDITY FUND LLC, GSO PALMETTO ENERGY PARTNERS LP, GSO CREDIT-A PARTNERS LP, GSO ENERGY PARTNERS-A LP, BSOF MASTER FUND L.P., 2011 GSO HY CAYMAN FUND, GSO LOAN TRUST 2011, GSO LOAN TRUST 2010, GSO JUPITER LOAN TRUST, GSO NMERB LP, GSO SJ PARTNERS LP, GSO OFFSHORE MULTICURRENCY FACILITY (LUXEMBOURG) S.A.R.L., GSO OFFSHORE MULTICURRENCY FACILITY (NON USD), GSO OFFSHORE MULTICURRENCY FACILITY (USD), GSO CAPITAL SOLUTIONS FUND II LP, GSO CAPITAL SOLUTIONS FUND II AIV-1 LP, GSO CAPITAL SOLUTIONS FUND II AIV-2 LP, GSO CAPITAL SOLUTIONS FUND II AIV-3 LP, GSO CAPITAL SOLUTIONS FUND II AIV-4 LP, GSO CAPITAL SOLUTIONS FUND II AIV-5 LP, GSO CAPITAL SOLUTIONS FUND II AIV-4 (CAYMAN) LP , GSO CREDIT BAA PARTNERS LP, GSO CREDIT BAA PARTNERS (CAYMAN) LP, GSO BAA STRATEGIC PARTNERSHIP LP, HARBOURMASTER LOAN CORPORATION B.V., HARBOURMASTER CLO 3 LIMITED, HARBOURMASTER CLO 4 B.V., HARBOURMASTER CLO 5 B.V., HARBOURMASTER CLO 6 B.V., HARBOURMASTER CLO 7 B.V., HARBOURMASTER CLO 8 B.V., HARBOURMASTER CLO 9 B.V., HARBOURMASTER CLO 10 B.V., HARBOURMASTER CLO 11 B.V., HARBOURMASTER PRO RATA CLO 1 B.V., HARBOURMASTER PRO RATA CLO 2 B.V., HARBOURMASTER PRO RATA CLO 3 B.V., GLOBAL SENIOR LOAN INDEX FUND 1 B.V., BLACKSTONE / GSO INVESTMENT FUNDS, BLACKSTONE / GSO EUROPEAN SENIOR LOAN FUND and BLACKSTONE / GSO LOAN FUNDING LTD.	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )
345 Park Avenue New York, NY 10154 (212) 503-2100 File No. 812-13665 Investment Company Act of 1940

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•	FS Investment Corporation (“FSIC”);

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

•	FS Energy and Power Fund (“FSEP”);

•	FS Investment Corporation II (“FSIC II”; FSIC II, FSEP and FSIC are collectively referred to herein as the “Funds” and individually as a “Fund”);

•	FB Income Advisor, LLC (“FSIC Investment Adviser”);

•	FS Investment Advisor, LLC (“FSEP Investment Adviser”);

•

FSIC II Advisor, LLC (“FSIC II Investment Adviser”; FSIC II Investment Adviser, FSEP Investment Adviser and FSIC Investment Adviser are collectively referred to herein as the “Investment Advisers” and individually as an “Investment Adviser”);

•	Broad Street Funding LLC, Arch Street Funding LLC, Locust Street Funding LLC and Race Street Funding LLC (the “FSIC SPV Subs”);

•	FSEP Term Funding, LLC and EP Investments LLC (the “FSEP SPV Subs”; the FSIC SPV Subs and the FSEP SPV Subs are collectively referred to herein as the “SPV Subs” and individually as an “SPV Sub”);

•

GSO / Blackstone Debt Funds Management LLC (the “FSIC/FSIC II Sub-Adviser” or “GDFM”), Blackstone Debt Advisors L.P. (“BDA”), GSO Capital Advisors LLC (“GCA”), GSO Capital Partners International LLP (“GCPI”), Blackstone / GSO Debt Funds Europe Limited (“DFE”) and Blackstone / GSO Debt Funds Management Europe Limited (“DFME”) (BDA, GCA, GCPI, DFE and DFME are affiliates of GDFM and, as discussed more fully below, operate together with GDFM);

•

GSO Capital Partners LP (the “FSEP Sub-Adviser” or “GSO Capital Partners”; FSEP Sub-Adviser and FSIC/FSIC II Sub-Adviser are collectively referred to herein as the “Sub-Advisers” and individually as a “Sub-Adviser”; the Sub-Advisers and the Investment Advisers are collectively referred to herein as the “Advisers” and individually as an “Adviser”), Blackstone Mezzanine Advisors L.P. (“BMA”) and Blackstone Mezzanine Advisors II L.P. (“BMA II”)(BMA and BMA II are affiliates of GSO Capital Partners and, as discussed more fully below, operate together with GSO Capital Partners);

•	Blackstone Holdings Finance Co. L.L.C. (“Blackstone Finance”);

•

Callidus Debt Partners CDO Fund I, Ltd, Callidus Debt Partners CLO Fund II, Ltd, Callidus Debt Partners CLO Fund III Ltd, Callidus Debt Partners CLO Fund IV Ltd, Callidus Debt Partners CLO Fund V Ltd, Callidus Debt Partners CLO Fund VI, Ltd, Callidus Debt Partners CLO Fund VII, Ltd, MAPS CLO Fund I LLC, MAPS CLO Fund II Ltd., FM Leveraged Capital Fund I, FM Leveraged Capital Fund II, FriedbergMilstein Private Capital Fund I, Tribeca Park CLO Ltd., Riverside Park CLO Ltd., Gale Force 1 CLO, Ltd., Gale Force 2 CLO, Ltd., Gale Force 3 CLO, Ltd., Gale Force 4 CLO, Ltd., Columbus Park CLO Ltd., Chelsea Park CLO Ltd., Hudson Straits CLO 2004, Ltd., Foxe Basin CLO 2003, Ltd., Blackstone / GSO Secured Trust Ltd, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., 280 Funding I, GSO Domestic Capital Funding LLC, GSO Luxembourg Onshore Funding Sarl, GSO Luxembourg Offshore Funding Sarl, Heckernie 21 Group Financing Limited Liability Company, Heckbert 21 Group Financing Limited Liability Company, GSO Capital Opportunities Fund LP, GSO COF Facility LLC, Blackstone / GSO Capital Solutions Fund LP, Blackstone / GSO Capital Solutions Overseas Master Fund L.P., Blackstone / GSO Capital Solutions Holdings L.P., Blackstone / GSO Capital Solutions Onshore Funding (Luxembourg) Sarl, Blackstone / GSO Capital Solutions Offshore Funding (Luxembourg) Sarl, Blackstone Special Funding (Ireland), GSO Royal Holdings CB LLC, GSO Royal Holdings CB (Luxembourg) Sarl, GSO Royal Holdings CFPI LLC, GSO Royal Holdings CFPI (Luxembourg) Sarl, Regent’s Park CDO B.V., Hyde Park CDO B.V., Union Square CDO Ltd., ST. James’s Park CDO B.V., Inwood Park CDO Ltd., Green Park CDO B.V., Prospect Park CDO Ltd., Monument Park CDO Ltd., Lafayette Square CDO Ltd., Essex Park CDO Ltd., GSO Special Situations Overseas Fund Ltd., GSO Capital Opportunities Overseas Master Fund L.P., GSO Capital Opportunities Overseas Fund L.P., GSO Capital Opportunities Fund II L.P., GSO Capital Opportunities Overseas Cayman Fund II LP, GSO Capital

Opportunities Fund II Holdings LP, GSO Capital Opportunities Fund II (Luxembourg) S.A.R.L., GSO Capital Opportunities Fund II (Jersey) Unlimited, GSO Capital Opportunities Fund II (Ireland), GSO Liquidity Partners LP, GSO Liquidity Overseas Partners L.P., Blackstone / GSO Capital Solutions Overseas Fund L.P., Blackstone / GSO Capital Solutions Overseas Master (AIV) Fund L.P., Blackstone / GSO Capital Solutions Holdings (AS) L.P., Blackstone / GSO Capital Solutions Overseas Master Fund (AS) L.P., Skellig Rock B.V., Boyne Valley B.V., Tara Hill B.V., Clare Island B.V., Morningside Park CLO, LTD., Central Park CLO, LTD., Blackstone Special Funding (Cayman) L.P., Blackstone Special Funding (Luxembourg) S.a.r.l., Blackstone Special Funding (Jersey) Unlimited, GSO MAK Fund LP, Blackstone / GSO Market Neutral Credit Master Fund LP, Blackstone / GSO Market Neutral Credit Fund LP, Blackstone / GSO Market Neutral Credit Overseas Fund Ltd, Blackstone Credit Liquidity Partners L.P., Blackstone Credit Liquidity Co-Investors (Alberta) L.P., Blackstone Credit Liquidity Partners (Cayman) L.P., Blackstone TE Credit Liquidity Feeder Fund L.P., Blackstone / GSO Senior Floating Rate Corporate Loan Fund LP (a sub-fund of LAMP Funds (Ire) 1 plc), Blackstone Mezzanine Partners L.P., Blackstone Mezzanine Partners II L.P., Blackstone Mezzanine Partners II USS L.P., Blackstone Mezzanine Partners II-A L.P., GSO Palmetto Strategic Partnership LP, GSO Palmetto Liquidity Fund LLC, GSO Palmetto Energy Partners LP, GSO Credit-A Partners LP, GSO Energy Partners-A LP, BSOF Master Fund L.P., 2011 GSO HY Cayman Fund, GSO Loan Trust 2011, GSO Loan Trust 2010, GSO Jupiter Loan Trust, GSO NMERB LP, GSO SJ Partners LP, GSO Offshore Multicurrency Facility (Luxembourg) S.a.r.l., GSO Offshore Multicurrency Facility (Non USD), GSO Offshore Multicurrency Facility (USD), GSO Capital Solutions Fund II LP, GSO Capital Solutions Fund II AIV-1 LP, GSO Capital Solutions Fund II AIV-2 LP, GSO Capital Solutions Fund II AIV-3 LP, GSO Capital Solutions Fund II AIV-4 LP, GSO Capital Solutions Fund II AIV-5 LP, GSO Capital Solutions Fund II AIV-4 (Cayman) LP, GSO Credit BAA Partners LP, GSO Credit BAA Partners (Cayman) LP, GSO BAA Strategic Partnership LP, Harbourmaster Loan Corporation B.V., Harbourmaster CLO 3 Limited, Harbourmaster CLO 4 B.V., Harbourmaster CLO 5 B.V., Harbourmaster CLO 6 B.V., Harbourmaster CLO 7 B.V., Harbourmaster CLO 8 B.V., Harbourmaster CLO 9 B.V., Harbourmaster CLO 10 B.V., Harbourmaster CLO 11 B.V., Harbourmaster Pro Rata CLO 1 B.V., Harbourmaster Pro Rata CLO 2 B.V., Harbourmaster Pro Rata CLO 3 B.V., Global Senior Loan Index Fund 1 B.V., Blackstone / GSO Investment Funds, Blackstone / GSO European Senior Loan Fund and Blackstone / GSO Loan Funding Ltd. (the “GSO Group Funds” and collectively with FSIC, FSIC Investment Adviser, FSEP, FSEP Investment Adviser, FSIC II, FSIC II Investment Adviser, the SPV Subs, GDFM, GSO Capital Partners, BDA, GCA, GCPI, DFE, DFME, BMA, BMA II and Blackstone Finance, the “Applicants”).

FSIC Investment Adviser, FSEP Investment Adviser and FSIC II Investment Adviser serve as the investment advisers to FSIC, FSEP and FSIC II, respectively, while GDFM and GSO Capital Partners serve as the sub-adviser to FSIC and FSIC II, on the one hand, and FSEP, on the other, respectively. While the Investment Advisers, on the one hand, and the Sub-Advisers, on the other, are not affiliates of each other, the relief requested in this application (the “Application”) would allow (A) FSIC, the FSIC SPV Subs and any future funds or entities that are advised or controlled by FSIC Investment Adviser, any entities that control FSIC Investment Adviser or any affiliates thereof (such future funds or entities being hereinafter collectively referred to as the “Future FSIC Co-Investment Affiliates” and, together with FSIC and the FSIC SPV Subs, the “FSIC Co-Investment Affiliates”), (B) FSEP, the FSEP SPV Subs and any future funds or entities that are advised or controlled by FSEP Investment Adviser, any entities that control FSEP Investment Adviser or any affiliates thereof (such future funds or entities being hereinafter collectively referred to as the “Future FSEP Co-Investment Affiliates” and, together with FSEP and the FSEP SPV Subs, the “FSEP Co-Investment Affiliates”), (C) FSIC II and any future funds or entities that are advised or controlled by FSIC II Investment Adviser, any entities that control FSIC II Investment Adviser or any affiliates thereof (such future funds or entities being hereinafter collectively referred to as the “Future FSIC II Co-Investment Affiliates” and, together with FSIC II, the “FSIC II Co-Investment Affiliates”), (D) certain funds or entities (including the GSO Group Funds) advised or controlled by any of (i) GDFM, (ii) BDA, GCA, GCPI, DFE, DFME and Blackstone Finance, and (iii) GSO Capital Partners, BMA and BMA II (such funds and entities, together with the Future GSO Co-Investment Affiliates (as defined below), the “GSO Co-Investment Affiliates”), and (E) any future funds or entities that are advised or controlled by any of GDFM, BDA, GCA, GCPI, DFE, DFME, BMA, BMA II and GSO Capital Partners that may be prohibited from participating in certain joint transactions with such FSIC Co-Investment Affiliate, FSEP Co-Investment Affiliate or FSIC II Co-Investment Affiliate by reason of Section 57 of the 1940 Act (the “Future GSO Co-Investment Affiliates”), to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 57 of the 1940 Act (collectively, the “Co-Investment Transactions”). The FSIC Co-Investment Affiliates, FSEP Co-Investment Affiliates, FSIC II Co-Investment Affiliates and GSO Co-Investment Affiliates are hereinafter collectively referred to as “Co-Investment Affiliates.” For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Funds participated together with one or more Co-Investment Affiliates in reliance on the Order and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which any of the Funds could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.2

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.

I. GENERAL DESCRIPTION OF APPLICANTS

A. FSIC and the FSIC SPV Subs

FSIC was organized under the General Corporation Law of the State of Maryland on December 21, 2007 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.3 In addition, FSIC has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. FSIC’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. FSIC intends for its portfolio to be comprised primarily of investments in senior secured loans, second lien loans and subordinated loans, which are generally referred to as mezzanine loans, of private, U.S., small and middle market companies. In connection with FSIC’s debt investments, it may receive equity interests such as warrants or options as additional consideration. FSIC may also purchase minority interests in the form of common or preferred equity in its target companies, either in conjunction with one of its debt investments or through a co-investment with a financial sponsor. FSIC’s principal place of business is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104.

FSIC has a ten-member board of directors (the “FSIC Board”) of which six members are not “interested persons” of FSIC within the meaning of Section 2(a)(19) (the “FSIC Independent Directors”). None of the FSIC Independent Directors will benefit directly or indirectly from any Co-Investment Transaction, other than by virtue of the ownership of securities of the Funds. None will participate individually in any Co-Investment Transaction.

The FSIC SPV Subs are wholly-owned financing subsidiaries of FSIC formed specifically for the purpose of procuring leveraged financing. Pursuant to the documents governing the FSIC SPV Subs, all investment decisions relating to the assets held at the FSIC SPV Subs are to be made by FSIC. Because the FSIC SPV Subs may, in certain instances, hold investments in portfolio companies that are also held by Co-Investment Affiliates, Section 57(a)(4) issues may arise. To the extent that any transaction involving the FSIC SPV Subs implicates the relief requested herein, with respect to which the issue arises, FSIC will comply with the terms of the conditions as though it were the holder of the securities held by the FSIC SPV Subs.

B. FSEP and the FSEP SPV Subs

FSEP was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on September 16, 2010 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, FSEP has made an election to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. FSEP’s investment objectives are to generate current income and long-term capital appreciation through investments primarily in income-oriented securities of privately-held energy and power companies. FSEP intends that its portfolio will be comprised primarily of debt securities and income-oriented preferred and common equity interests of privately-held energy and power companies within the United States. FSEP’s principal place of business is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104.

[2]	See, eg., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).

[3]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

FSEP has a ten-member board of trustees (the “FSEP Board”) of which six members are not “interested persons” of FSEP within the meaning of Section 2(a)(19) (the “FSEP Independent Trustees”). None of the FSEP Independent Trustees will benefit directly or indirectly from any Co-Investment Transaction, other than by virtue of the ownership of securities of the Funds. None will participate individually in any Co-Investment Transaction.

The FSEP SPV Subs are wholly-owned financing subsidiaries of FSEP formed specifically for the purpose of procuring leveraged financing. Pursuant to the documents governing the FSEP SPV Subs, all investment decisions relating to the assets held at the FSEP SPV Subs are to be made by FSEP. Because the FSEP SPV Subs may, in certain instances, hold investments in portfolio companies that are also held by Co-Investment Affiliates, Section 57(a)(4) issues may arise. To the extent that any transaction involving the FSEP SPV Subs implicates the relief requested herein, with respect to which the issue arises, FSEP will comply with the terms of the conditions as though it were the holder of the securities held by the FSEP SPV Subs.

C. FSIC II

FSIC II was organized under the General Corporation Law of the State of Maryland on July 13, 2011 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a BDC under the 1940 Act. In addition, FSIC II intends to elect to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. FSIC II’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. FSIC II intends for its portfolio to be comprised primarily of investments in senior secured loans, second lien loans and subordinated loans, which are generally referred to as mezzanine loans, of private, U.S., small and middle market companies. In connection with FSIC II’s debt investments, it may receive equity interests such as warrants or options as additional consideration. FSIC II may also purchase minority interests in the form of common or preferred equity in its target companies, either in conjunction with one of its debt investments or through a co-investment with a financial sponsor. FSIC II’s principal place of business is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104.

FSIC II has a nine-member board of directors (the “FSIC II Board”; the FSIC Board, the FSEP Board and the FSIC II Board are collectively referred to herein as the “Board” and individually as a “Board”) of which five members are not “interested persons” of FSIC II within the meaning of Section 2(a)(19) (the “FSIC II Independent Directors”; the FSIC Independent Directors, the FSEP Independent Trustees and the FSIC II Independent Directors are collectively referred to herein as “Independent Directors”). None of the FSIC II Independent Directors will benefit directly or indirectly from any Co-Investment Transaction, other than by virtue of the ownership of securities of the Funds. None will participate individually in any Co-Investment Transaction.

D. FSIC Investment Adviser

FSIC Investment Adviser is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Currently, its sole client is FSIC. FSIC Investment Adviser is an affiliate of Franklin Square Holdings, L.P. (“Franklin Square Capital Partners”), a national sponsor of alternative investment products designed for the individual investor. FSIC and FSEP are the only investment products sponsored by Franklin Square Capital Partners that are currently in the marketplace.

Under the terms of the investment advisory agreement with FSIC, FSIC Investment Adviser will: determine the composition and allocation of FSIC’s portfolio, the nature and timing of the changes to FSIC’s portfolio and the manner of implementing such changes; determine what securities FSIC will purchase, retain or sell; identify, evaluate, negotiate and structure the investments FSIC makes; and execute, monitor and service the investments FSIC makes. FSIC Investment Adviser’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to FSIC are not impaired.

All investment decisions for FSIC will require the unanimous approval of FSIC Investment Adviser’s investment committee, which is currently comprised of the four members of its senior management team who have extensive experience in private lending and private equity investing.

E. FSEP Investment Adviser

FSEP Investment Adviser is registered with the Commission under the Advisers Act. Currently, its sole client is FSEP. FSEP Investment Adviser is an affiliate of Franklin Square Capital Partners.

Under the terms of the investment advisory agreement with FSEP, FSEP Investment Adviser will: determine the composition and allocation of FSEP’s portfolio, the nature and timing of the changes to FSEP’s portfolio and the manner of implementing such changes; determine what securities FSEP will purchase, retain or sell; identify, evaluate, negotiate and structure the investments FSEP makes; and execute, monitor and service the investments FSEP makes. FSEP Investment Adviser’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to FSEP are not impaired.

All investment decisions for FSEP require the unanimous approval of FSEP Investment Adviser’s investment committee, which is currently comprised of the four members of its senior management team who have extensive experience in private lending and private equity investing.

F. FSIC II Investment Adviser

FSIC II Investment Adviser is registered with the Commission under the Advisers Act. Currently, its sole client is FSIC II. FSIC II Investment Adviser is an affiliate of Franklin Square Capital Partners.

Under the terms of the investment advisory agreement with FSIC II, FSIC II Investment Adviser will: determine the composition and allocation of FSIC II’s portfolio, the nature and timing of the changes to FSIC II’s portfolio and the manner of implementing such changes; determine what securities FSIC II will purchase, retain or sell; identify, evaluate, negotiate and structure the investments FSIC II makes; and execute, monitor and service the investments FSIC II makes. FSIC II Investment Adviser’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to FSIC II are not impaired.

All investment decisions for FSIC II require the unanimous approval of FSIC II Investment Adviser’s investment committee, which is currently comprised of the four members of its senior management team who have extensive experience in private lending and private equity investing.

G. The FSIC/FSIC II Sub-Adviser

The FSIC/FSIC II Sub-Adviser is a wholly owned subsidiary of GSO Capital Partners and is registered as an investment adviser under the Advisers Act.

The FSIC/FSIC II Sub-Adviser acts as FSIC’s sub-adviser pursuant to an investment sub-advisory agreement with FSIC Investment Adviser; it is not otherwise affiliated with FSIC or FSIC Investment Adviser. Under the terms of the sub-advisory agreement, the FSIC/FSIC II Sub-Adviser assists FSIC Investment Adviser in managing FSIC’s portfolio, including making investment recommendations, monitoring and servicing investments, performing due diligence on prospective portfolio companies, and providing research and other services. However, all investment decisions are ultimately the responsibility of FSIC Investment Adviser’s investment committee; the FSIC/FSIC II Sub-Adviser has no authority to bind FSIC without the approval of FSIC Investment Adviser. In addition, the sub-advisory agreement expressly provides either party with the option to terminate the agreement upon 60 days’ written notice to the other party.

The FSIC/FSIC II Sub-Adviser acts as FSIC II’s sub-adviser pursuant to an investment sub-advisory agreement with FSIC II Investment Adviser; it is not otherwise affiliated with FSIC II or FSIC II Investment Adviser. Under the terms of the sub-advisory agreement, the FSIC/FSIC II Sub-Adviser assists FSIC II Investment Adviser in managing FSIC II’s portfolio, including making investment recommendations, monitoring and servicing investments, performing due diligence on prospective portfolio companies, and providing research and other services. However, all investment decisions are ultimately the responsibility of FSIC II Investment Adviser’s investment committee; the FSIC/FSIC II Sub-Adviser has no authority to bind FSIC II without the approval of FSIC II Investment Adviser. In addition, the sub-advisory agreement expressly provides either party with the option to terminate the agreement upon 60 days’ written notice to the other party.

The FSIC/FSIC II Sub-Adviser is comprised of approximately 62 dedicated investment professionals focused on portfolio management, investment analysis, transaction origination, trading and deal structuring. In addition, BDA, GCA and GCPI are affiliates of the FSIC/FSIC II Sub-Adviser. BDA and GCA are registered as investment advisers under the Advisers Act. GCPI is authorized and regulated by the UK Financial Services Authority. DFE is registered in Jersey, and DFME is regulated in Ireland. BDA, GCA,GCPI, DFE and DFME operate together with, and share certain personnel with, the FSIC/FSIC II Sub-Adviser and, although the FSIC/FSIC II Sub-Adviser, BDA, GCA GCPI, DFE and DFME maintain separate clients, they collectively function as the “debt funds group” within the GSO Group (as defined below).

The FSIC/FSIC II Sub-Adviser may also rely upon the wider resources and operations of GSO Capital Partners and its affiliates (including BDA, GCA, GCPI, DFE, DFME, BMA and BMA II) within the GSO Capital Partners business group of The Blackstone Group L.P. (“Blackstone”) (collectively with the FSIC/FSIC II Sub-Adviser, the “GSO Group”), including additional originated deal flow (to the extent made available to the FSIC/FSIC II Sub-Adviser by its affiliates within the GSO Group), market risk management, finance, compliance, legal and internal audit services. The FSIC/FSIC II Sub-Adviser may share deal flow with other entities in the GSO Group and collaborate on specific investment opportunities where appropriate or where specific company or industry expertise is needed.

FSIC Investment Adviser and FSIC II Investment Adviser, respectively, each engaged the FSIC/FSIC II Sub-Adviser because of the GSO Group’s broad transaction experience in leveraged finance, sourcing capability and relationships with private equity firms, companies and others in the investment community, which they expect will enhance their ability to source and analyze public and private investment opportunities on a global basis.

H. GSO Capital Partners (the FSEP Sub-Adviser)

GSO Capital Partners is registered as an investment adviser under the Advisers Act. Together with its affiliates, GSO Capital Partners had approximately $37.0 billion in assets under management as of December 31, 2011 and is the credit platform affiliate of Blackstone, a leading global alternative asset manager and provider of financial advisory services. Blackstone acquired a controlling interest in GSO Capital Partners in March 2008, after which the GSO Group assumed responsibility for the management of Blackstone’s credit-oriented businesses, which included BMA and BMA II. BMA and BMA II are each registered investment advisers under the Advisers Act and affiliates of GSO Capital Partners. Although GSO Capital Partners, BMA and BMA II maintain separate clients, they operate together, share certain personnel and function collectively within the GSO Group.

The GSO Group is one distinct business group within Blackstone and is presently managed on a day-to-day basis separately from the rest of Blackstone. Within Blackstone, certain precautions are taken to maintain the separateness of the various business groups, including the imposition of an information wall between the personnel of each distinct business group. This information barrier includes the maintenance of separate restricted lists for securities and separate investment committees, with limited cross-membership.

GSO Capital Partners acts as FSEP’s sub-adviser pursuant to an investment sub-advisory agreement with FSEP Investment Adviser; it is not otherwise affiliated with FSEP or FSEP Investment Adviser. Under the terms of the sub-advisory agreement, GSO Capital Partners assists FSEP Investment Adviser in managing FSEP’s portfolio, including making investment recommendations, monitoring and servicing investments, performing due diligence on prospective portfolio companies, and providing research and other services. However, all investment decisions are ultimately the responsibility of FSEP Investment Adviser’s investment committee; GSO Capital Partners has no authority to bind FSEP without the approval of FSEP Investment Adviser. In addition, the sub-advisory agreement expressly provides either party with the option to terminate the agreement upon 60-days’ written notice to the other party.

GSO Capital Partners is comprised of approximately 46 dedicated investment professionals focused on portfolio management, investment analysis, transaction origination, trading and deal structuring. While they share certain personnel, GSO Capital Partners and the FSIC/FSIC II Sub-Adviser are separate legal entities and maintain financial books and records separately from each other and also separately from the entities that directly or indirectly control GSO Capital Partners. GSO Capital Partners may originate deals for funds and entities to which it provides investment management services and, in certain instances, may make certain investment opportunities available to its affiliated investment advisers, including the FSIC/FSIC II Sub-Adviser. The FSIC/FSIC II Sub-Adviser, on behalf of its clients, may participate in such appropriate investment opportunities that GSO Capital Partners makes available to it or may reject such opportunities based on, among other things, a difference in views as to the desirability of a potential investment and its clients’ investment objectives.

I. Blackstone Holdings Finance Co. L.L.C.

It is anticipated that Blackstone Finance may participate in investment opportunities originated by one or more entities within the GSO Group. Blackstone Finance is a Blackstone proprietary investment vehicle whose purpose is to manage the cash and liquidity of the firm and is overseen by the Blackstone treasury department. Blackstone Finance is separate and distinct from any of the various business groups within Blackstone and is not capitalized with third-party investment management capital, but rather with firm capital. Investment decisions on behalf of Blackstone Finance are made by its investment committee, which is comprised of several investment and non-investment professionals within Blackstone. However, any member of the Blackstone Finance investment committee which also has responsibilities within the GSO Group is not permitted to participate in any investment decision related to an investment originated by any entity within the GSO Group.

J. GSO Group Funds

The GSO Group Funds represent a substantial majority of the currently existing funds that are managed by the Sub-Advisers, BDA, GCA, GCPI, BMA and BMA II, and it is anticipated that they will co-invest with the FSIC Co-Investment Affiliates, FSEP Co-Investment Affiliates and FSIC II Co-Investment Affiliates. As described below, the GSO Group Funds are categorized into two business areas that are distinguished by the investment adviser to that area (although the categorizations do not represent formal legal entities).

1. GSO / Blackstone Debt Funds Management LLC, Blackstone Debt Advisors L.P., GSO Capital Advisors LLC, GSO Capital Partners International LLP, Blackstone / GSO Debt Funds Europe Limited and Blackstone / GSO Debt Funds Management Europe Limited. The FSIC/FSIC II Sub-Adviser, BDA, GCA, GCPI and DFME currently manage or sub-manage the investment vehicles listed below:

•	Callidus Debt Partners CDO Fund I, Ltd

•	Callidus Debt Partners CLO Fund II, Ltd

•	Callidus Debt Partners CLO Fund III Ltd

•	Callidus Debt Partners CLO Fund IV Ltd

•	Callidus Debt Partners CLO Fund V Ltd

•	Callidus Debt Partners CLO Fund VI, Ltd

•	Callidus Debt Partners CLO Fund VII, Ltd

•	MAPS CLO Fund I LLC

•	MAPS CLO Fund II Ltd.

•	FM Leveraged Capital Fund I

•	FM Leveraged Capital Fund II

•	FriedbergMilstein Private Capital Fund I

•	Tribeca Park CLO Ltd.

•	Riverside Park CLO Ltd.

•	Gale Force 1 CLO, Ltd.

•	Gale Force 2 CLO, Ltd.

•	Gale Force 3 CLO, Ltd.

•	Gale Force 4 CLO, Ltd.

•	Columbus Park CLO Ltd.

•	Chelsea Park CLO Ltd.

•	Hudson Straits CLO 2004, Ltd.

•	Foxe Basin CLO 2003, Ltd.

•	Blackstone / GSO Secured Trust Ltd

•	Regent’s Park CDO B.V.

•	Hyde Park CDO B.V.

•	Union Square CDO Ltd.

•	St. James’s Park CDO B.V.

•	Inwood Park CDO Ltd.

•	Green Park CDO B.V.

•	Prospect Park CDO Ltd.

•	Monument Park CDO Ltd.

•	Lafayette Square CDO Ltd.

•	Essex Park CDO Ltd.

•	Skellig Rock B.V.

•	Boyne Valley B.V.

•	Tara Hill B.V.

•	Clare Island B.V.

•	Morningside Park CLO, LTD.

•	Central Park CLO, LTD.

•	Blackstone / GSO Senior Floating Rate Corporate Loan Fund LP (a sub-fund of LAMP Funds (Ire) 1 plc)

•	Blackstone Credit Liquidity Partners L.P.

•	Blackstone Credit Liquidity Co-Investors (Alberta) L.P.

•	Blackstone Credit Liquidity Partners (Cayman) L.P.

•	Blackstone TE Credit Liquidity Feeder Fund L.P.

•	GSO MAK Fund LP

•	Blackstone / GSO Market Neutral Credit Master Fund LP

•	Blackstone / GSO Market Neutral Credit Fund LP

•	Blackstone / GSO Market Neutral Credit Overseas Fund Ltd

•	2011 GSO HY Cayman Fund

•	GSO Loan Trust 2011

•	GSO Loan Trust 2010

•	GSO Jupiter Loan Trust

•	Blackstone / GSO Investment Funds

•	Blackstone / GSO European Senior Loan Fund

•	Blackstone / GSO Loan Funding Ltd.

•	Harbourmaster Loan Corporation B.V.

DFE manages, and DFME advises DFE with respect to, the below investment vehicles

•	Harbourmaster CLO 3 Limited

•	Harbourmaster CLO 4 B.V.

•	Harbourmaster CLO 5 B.V.

•	Harbourmaster CLO 6 B.V.

•	Harbourmaster CLO 7 B.V.

•	Harbourmaster CLO 8 B.V.

•	Harbourmaster CLO 9 B.V.

•	Harbourmaster CLO 10 B.V.

•	Harbourmaster CLO 11 B.V.

•	Harbourmaster Pro Rata CLO 1 B.V.

•	Harbourmaster Pro Rata CLO 2 B.V.

•	Harbourmaster Pro Rata CLO 3 B.V.

•	Global Senior Loan Index Fund 1 B.V.

2. GSO Capital Partners, Blackstone Mezzanine Advisors L.P., Blackstone Mezzanine Advisors II L.P. The investment vehicles listed below are either managed by GSO Capital Partners, BMA or BMA II or are direct or indirect subsidiaries of entities managed by GSO Capital Partners, BMA or BMA II:

•	GSO Special Situations Fund LP

•	GSO Special Situations Overseas Master Fund Ltd.

•	280 Funding I

•	GSO Domestic Capital Funding LLC

•	GSO Luxembourg Onshore Funding Sarl

•	GSO Luxembourg Offshore Funding Sarl

•	Heckernie 21 Group Financing Limited Liability Company

•	Heckbert 21 Group Financing Limited Liability Company

•	GSO Capital Opportunities Fund LP

•	GSO COF Facility LLC

•	Blackstone / GSO Capital Solutions Fund LP

•	Blackstone / GSO Capital Solutions Overseas Master Fund L.P.

•	Blackstone / GSO Capital Solutions Holdings L.P.

•	Blackstone / GSO Capital Solutions Onshore Funding (Luxembourg) Sarl

•	Blackstone / GSO Capital Solutions Offshore Funding (Luxembourg) Sarl

•	Blackstone Special Funding (Ireland)

•	GSO Royal Holdings CB LLC

•	GSO Royal Holdings CB (Luxembourg) Sarl

•	GSO Royal Holdings CFPI LLC

•	GSO Royal Holdings CFPI (Luxembourg) Sarl

•	GSO Special Situations Overseas Fund Ltd.

•	GSO Capital Opportunities Overseas Master Fund L.P.

•	GSO Capital Opportunities Overseas Fund L.P.

•	GSO Capital Opportunities Fund II L.P.

•	GSO Capital Opportunities Overseas Cayman Fund II LP

•	GSO Capital Opportunities Fund II Holdings LP

•	GSO Capital Opportunities Fund II (Luxembourg) S.A.R.L.

•	GSO Capital Opportunities Fund II (Jersey) Unlimited

•	GSO Capital Opportunities Fund II (Ireland)

•	GSO Liquidity Partners LP

•	GSO Liquidity Overseas Partners L.P.

•	Blackstone / GSO Capital Solutions Overseas Fund L.P.

•	Blackstone / GSO Capital Solutions Overseas Master (AIV) Fund L.P.

•	Blackstone / GSO Capital Solutions Holdings (AS) L.P.

•	Blackstone / GSO Capital Solutions Overseas Master Fund (AS) L.P.

•	Blackstone Special Funding (Cayman) L.P.

•	Blackstone Special Funding (Luxembourg) S.a.r.l.

•	Blackstone Special Funding (Jersey) Unlimited

•	GSO Palmetto Strategic Partnership LP

•	GSO Palmetto Liquidity Fund LLC

•	GSO Palmetto Energy Partners LP

•	GSO Credit-A Partners LP

•	GSO Energy Partners-A LP

•	BSOF Master Fund L.P.

•	GSO NMERB LP

•	GSO SJ Partners LP

•	GSO Offshore Multicurrency Facility (Luxembourg) S.a.r.l.

•	GSO Offshore Multicurrency Facility (NON USD)

•	GSO Offshore Multicurrency Facility (USD)

•	Blackstone Mezzanine Partners L.P.

•	Blackstone Mezzanine Partners II L.P.

•	Blackstone Mezzanine Partners II USS L.P.

•	Blackstone Mezzanine Partners II-A L.P.

•	GSO Capital Solutions Fund II LP

•	GSO Capital Solutions Fund II AIV-1 LP

•	GSO Capital Solutions Fund II AIV-2 LP

•	GSO Capital Solutions Fund II AIV-3 LP

•	GSO Capital Solutions Fund II AIV-4 LP

•	GSO Capital Solutions Fund II AIV-5 LP

•	GSO Capital Solutions Fund II AIV-4 (Cayman) LP

•	GSO Credit BAA Partners LP

•	GSO Credit BAA Partners (Cayman) LP

•	GSO BAA Strategic Partnership LP

II. RELIEF FOR PROPOSED CO-INVESTMENTS

A. Co-Investment in Portfolio Companies by the Co-Investment Affiliates

1. Mechanics of Co-Investment Program

As previously described, the Investment Advisers will advise their respective Funds with the assistance of such Funds’ applicable Sub-Adviser under the terms of the sub-advisory agreements. Each Fund’s Sub-Adviser will make investment recommendations, assist in monitoring and servicing such Fund’s investments, aid the applicable Investment Adviser in performing due diligence on prospective portfolio companies, and provide research and other services for such Investment Adviser to aid it in its decision-making process pursuant to the terms of the applicable sub-advisory agreement and consistent with its fiduciary duties to such Fund. Importantly, the relationship between each of the Investment Advisers and its respective Sub-Adviser is non-exclusive, arm’s length, and terminable by either party on 60 days’ written notice. Further, all investment and operational decisions will be solely the responsibility of the Investment Advisers, which will determine to accept or reject any and all recommendations by their respective Sub-Advisers. Each Sub-Adviser’s role is consultative only; it has no authority to bind a Fund without the approval of the applicable Investment Adviser.

It is anticipated that the Sub-Advisers will, from time-to-time, determine that certain investments they recommend to their respective Funds would also be appropriate investments for one or more Co-Investment Affiliates in accordance with the policies and procedures that have been adopted by the Sub-Adviser. Such a determination may result in a Fund, on the one hand, and one or more Co-Investment Affiliates (including one of the other Funds), on the other hand, co-investing in certain investment opportunities (the “Co-Investment Program”).

Opportunities for Potential Co-Investment Transactions may arise when personnel of a Sub-Adviser become aware of investment opportunities that may be appropriate for its respective Fund and one or more Co-Investment Affiliates (including one of the other Funds). Upon issuance of the requested Order, in such cases, investment opportunities that are presented to a Co-Investment Affiliate may be referred to a Fund and vice versa, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, the applicable Sub-Adviser will independently analyze and evaluate the investment opportunity as to its appropriateness for its respective Fund taking into consideration such Fund’s investment objectives, investment policies, investment positions, capital available for investment and other factors relevant to such Fund. If a Sub-Adviser determines that the opportunity is appropriate for its respective Fund (and such Fund’s Investment Adviser approves the investment for such Fund), and a Co-Investment Affiliate has confirmed its desire to also participate, the applicable Advisers will present the investment opportunity to the directors or trustees, as applicable, eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”) prior to the actual investment by such Fund. A Potential Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors within the meaning of Section 57(o) (“Required Majority”).

In accordance with the policies and procedures that have been adopted by each Investment Adviser and Sub-Adviser designed to allocate investment opportunities in a fair and equitable manner, each must make reasonable efforts to refer available and appropriate investment opportunities to its respective Fund and Co-Investment Affiliates if such investment opportunity falls within any of such Fund’s or a Co-Investment Affiliate’s primary investment mandates. However, a Fund or any Co-Investment Affiliate will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

To allow for an independent review of co-investment activities, the Eligible Directors will receive, on a quarterly basis, a record of all investments made by Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that: (1) were consistent with the applicable Fund’s then current investment objectives, but (2) were not made available to such Fund. This record will include an explanation of why such investment opportunities were not offered to such Fund.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Fund’s purchase or sale be the same as those applicable to any Co-Investment Affiliate’s purchase or sale.

For the avoidance of doubt, existing entities that directly or indirectly control (or are under common control with) Blackstone or GSO Capital Partners or any of such entities’ affiliates which, in each case, are not named in this Application as members of the GSO Group will not benefit from any relief granted herein and, therefore, will not participate in the Co-Investment Program.

2. Reasons for Co-Investing

It is expected that co-investment in portfolio companies by any of the Funds and the Co-Investment Affiliates will increase favorable investment opportunities for the Funds. The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for a Fund to have the additional capital from the Co-Investment Affiliates available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Funds typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements (further discussed below) that may limit the amount a Fund may commit to a particular investment.

In view of the foregoing, in cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Fund to participate with one or more Co-Investment Affiliates in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for such Fund. Indeed, each Fund’s inability to co-invest with one or more Co-Investment Affiliates could potentially result in the loss of beneficial investment opportunities for such Fund and, in turn, adversely affect such Fund’s shareholders. For example, the Funds may lose some investment opportunities if the Advisers cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Advisers due to a Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which a Fund’s individual or aggregate investment limits require the Advisers to arrange a syndication with unaffiliated entities, such Fund will likely be required to forego fewer suitable investment opportunities. With the assets of the Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to the Funds.

The Advisers and the Boards of the Funds believe that it will be advantageous for the Funds to co-invest with one another and one or more Co-Investment Affiliates and that such investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to each Fund.

Furthermore, the GSO Group has an established infrastructure and investment process for managing leveraged credit portfolios, including senior secured loans, second lien loans, mezzanine obligations, high yield bonds, structured finance instruments and credit derivatives. It is anticipated that each Fund will benefit from the scale arising from its respective Sub-Adviser’s infrastructure, access to available investment opportunities from the GSO Group’s existing institutional relationships, access to available proprietary investments from the GSO Group’s existing dedicated origination and sourcing team and risk management from such Sub-Adviser’s existing investment policies and expertise. The sub-advisory relationship with its respective Sub-Adviser allows each Fund to have access to an established source of proprietary deal flow, which each Board and Investment Adviser believe represents a significant competitive advantage. Thus, each Investment Adviser and each Board believe that it will be advantageous for their respective Funds to co-invest with the Co-Investment Affiliates and that such investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to the respective Fund. If the proposed Order is not granted, the Funds will not be able to avail themselves of the potentially attractive investment opportunities afforded by this arrangement. This will place the Funds at a material disadvantage compared to the Co-Investment Affiliates, which the Applicants respectfully believe goes against the purposes and intentions of the 1940 Act.

In addition, the Code imposes diversification requirements on companies, such as the Funds, that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, a Fund might not be able to commit to the entire amount of financing sought by an issuer. In such cases, an issuer may reject an offer of funding from a Fund due to its inability to commit the full amount of financing required. Allowing for the types of transactions described in this Application should generate greater deal flow, broaden the market relationships of the Funds and allow the Funds to be more selective in choosing their investments so that the Funds can pursue the most attractive risk-adjusted investments and optimize their portfolios. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Funds and their respective portfolio companies, all of which should create enhanced value for the Funds and their shareholders.

The Advisers and the Boards also believe that co-investment by the Funds and the Co-Investment Affiliates will afford the Funds the ability to achieve greater diversification and, together with the Co-Investment Affiliates, the opportunity to exercise greater influence on the portfolio companies in which the Funds and the Co-Investment Affiliates co-invest.

B. Applicable Law

1. Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act

Section 57(b) specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as: any person directly or indirectly controlling, controlled by, or under common control with, such other person.

C. Need For Relief

Co-Investment Transactions could be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Co-Investment Affiliates fall within the categories of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Section 57(b) applies to any investment adviser to a BDC, including any sub-adviser. Thus, the Advisers and the entities that they advise would be deemed to be a person related to a Fund in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

In addition, because GSO Capital Partners and its affiliates are “affiliated persons” of the Sub-Advisers, entities advised by any of them could be deemed to be persons related to the Funds in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

D. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting any Co-Investment Affiliates to participate with one or more of the Funds (and to permit the Funds to participate with one another) in the Co-Investment Program.

E. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.4 Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders and, in fact, believe that the Co-Investment Program herein described raises substantially less concern with regard to potentials for abuse because of: (1) the arm’s length nature of the relationship between each Fund and its respective Investment Adviser, on the one hand, and the applicable Sub-Adviser, on the other; (2) each Sub-Adviser’s lack of investment discretion over the respective Fund’s portfolio; and (3) the investment recommendations made by each Sub-Adviser for its respective Fund and the Co-Investment Affiliates are made independently from any recommendation made by such Sub-Adviser for its other investment advisory clients. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on November 22, 2005, Ridgewood Capital Energy Growth Fund, LLC and its affiliates, for which an order was granted on November 3, 2009 and Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012.

F. Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[4]

Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (March 26, 2012) (order), Release No. IC-29968 (February 27, 2012) (notice); Ridgewood Capital Energy Growth Fund, et. al. (File No. 812- 13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice).

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application, will ensure that the Funds will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisers would not be able to favor the Co-Investment Affiliates over any other Fund (or favor one Fund over another) through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for a Fund will also be an attractive investment opportunity for the Co-Investment Affiliates (including the other Funds), Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities among the Funds or the Co-Investment Affiliates as opportunities arise. Applicants submit that each Fund’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time the Advisers or advisers to any Co-Investment Affiliate consider a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within a Fund’s then-current Objectives and Strategies5, it will make an independent determination of the appropriateness of the investment for the applicable Fund in light of such Fund’s then-current circumstances.

2. (a) If the applicable Investment Adviser and Sub-Adviser deem that the applicable Fund’s participation in any such Potential Co-Investment Transaction is appropriate, they will then determine an appropriate level of investment for such Fund.

(b) If the aggregate amount recommended by an Investment Adviser and Sub-Adviser to be invested by the applicable Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the Co-Investment Affiliates in the same transaction, exceeds the amount of the actual investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the applicable Fund’s capital available for investment in the asset class being allocated, on the one hand, and the Co-Investment Affiliates’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity up to the amount proposed to be invested by each. The applicable Advisers will provide the Eligible Directors with information concerning each party’s available capital to assist the Eligible Directors with their review of the applicable Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Investment Adviser and Sub-Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the applicable Fund and any Co-Investment Affiliate, to the Eligible Directors for their consideration. The applicable Fund will co-invest with Co-Investment Affiliates only if, prior to such Fund’s and any Co-Investment Affiliates’ participation in the Potential Co-Investment Transaction, a Required Majority of the Eligible Directors of such Fund concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of such Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with

(A) the interests of the shareholders of such Fund; and

[5]

“Objectives and Strategies” means, with respect to each Fund, such Fund’s investment objectives and strategies, as described in such Fund’s registration statement on Form N-2, other filings such Fund has made with the Commission under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, and such Fund’s reports to shareholders.

(B) such Fund’s then-current Objectives and Strategies;

(iii) the investment by the Co-Investment Affiliates would not disadvantage such Fund, and participation by such Fund is not on a basis different from or less advantageous than that of any Co-Investment Affiliate; provided, that if a Co-Investment Affiliate, other than such Fund, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority of the Eligible Directors from reaching the conclusions required by this condition (2)(c)(iii) if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Advisers agree to, and do, provide periodic reports to such Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (who may, in turn, share their portion with their affiliated persons) and the applicable Fund in accordance with the amount of each party’s investment; and

(iv) the proposed investment by such Fund will not benefit the Advisers or the Co-Investment Affiliates or any affiliated person of either of them (other than the Funds and the Co-Investment Affiliates), (A) except to the extent permitted by condition 13, (B) except to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3. The applicable Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Investment Adviser will present to the applicable Fund’s Board, on a quarterly basis, a record of all investments made by the Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that fell within such Fund’s then-current Objectives and Strategies that were not made available to such Fund and an explanation of why the investment opportunities were not offered to such Fund. All information presented to such Fund’s Board pursuant to this condition will be kept for the life of such Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made in accordance with condition 8 below, the applicable Fund will not invest, in reliance on the Order, in any portfolio company in which any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate is an existing investor.

6. The applicable Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for such Fund as for the Co-Investment Affiliates. The grant to a Co-Investment Affiliate of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A) and (B) are met.

7. If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the applicable Fund and any of the Co-Investment Affiliates in a Co-Investment Transaction, the applicable Investment Adviser and Sub-Adviser will:

(a) notify such Fund of the proposed disposition at the earliest practical time; and

(b) formulate a recommendation as to participation by such Fund in any such disposition and provide a written recommendation to such Fund’s Eligible Directors. Such Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to other Co-Investment Affiliates. Such Fund will participate in such disposition to the extent that the Required Majority determines that it is in such Fund’s best interests to do so. Such Fund and each Co-Investment Affiliate will each bear its own expenses in connection with any such disposition.

8. (a) If any Co-Investment Affiliate desires to make a “follow-on investment” (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired by a Fund and any of the Co-Investment Affiliates in a Co-Investment Transaction, the applicable Investment Adviser and Sub-Adviser will:

(i) notify such Fund of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by such Fund and provide a written recommendation to such Fund’s Eligible Directors.

(b) The Eligible Directors will make their own determination with respect to follow-on investments, and the applicable Fund will participate in the follow-on investment only to the extent that the Required Majority determines that it is in the applicable Fund’s best interest.

(c) If, with respect to any follow-on investment:

(i) the amount of a follow-on investment is not based on such Fund’s and the Co-Investment Affiliates’ outstanding investments immediately preceding the follow-on investment; and

(ii) the aggregate amount recommended by the applicable Investment Adviser and Sub-Adviser to be invested by such Fund in the follow-on investment, together with the amount proposed to be invested by the Co-Investment Affiliates in the same transaction, exceeds the amount of the follow-on investment opportunity, then the amount invested by each such party will be allocated among them based on the ratio of such Fund’s capital available for investment in the asset class being allocated, on the one hand, and the Co-Investment Affiliates’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the follow-on investment opportunity up to the amount proposed to be invested by each. Such Fund will participate in such investment to the extent that the Required Majority determines that it is in such Fund’s best interest. The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

9. The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any Co-Investment Affiliate that were not made available to the applicable Fund or that the applicable Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which such Fund considered but declined to participate, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the applicable Fund of participating in new and existing Co-Investment Transactions. All information presented to such Fund’s Board pursuant to this condition will be kept for the life of such Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

10. The applicable Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by a Required Majority of the Eligible Directors under Section 57(f).

11. No Independent Director of a Fund will be considered an Eligible Director if such Independent Director is also a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any of the Co-Investment Affiliates (other than any other Fund).

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by either the applicable Sub-Adviser or Investment Adviser under any agreement with the applicable Fund, be shared by such Fund and each Co-Investment Affiliate in proportion to the relative amounts of its securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees, but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the applicable Fund and the Co-Investment Affiliates (or their designees) on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Advisers pending consummation of the transaction, the fee will be deposited into an account maintained by the Advisers at a bank or banks having the qualifications prescribed in Section 26(a)(I) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata between such Fund and the Co-Investment Affiliates based on the amount they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates nor any affiliated person of such Fund will receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (ii) the investment advisory fees paid in accordance with investment advisory agreements with such Fund) as a result of or in connection with a Co-Investment Transaction.

III. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Michael C. Forman

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

James A. Lebovitz, Esq.

Thomas J. Friedmann, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

B. Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Fund. The Boards also authorized the filing of the Application on behalf of the Investment Advisers because of those entities’ affiliation with the respective Funds. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants (other than the Funds) being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 15th day of May, 2012.

Applicants have caused this Application to be duly signed on their behalf on the 15th day of May, 2012.

FS INVESTMENT CORPORATION

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FB INCOME ADVISOR, LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

BROAD STREET FUNDING LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

ARCH STREET FUNDING LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

LOCUST STREET FUNDING LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

RACE STREET FUNDING LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FS ENERGY AND POWER FUND

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FS INVESTMENT ADVISOR, LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FSEP TERM FUNDING, LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

EP INVESTMENTS LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FS INVESTMENT CORPORATION II

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FSIC II ADVISOR, LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC, GSO CAPITAL PARTNERS LP, BLACKSTONE DEBT ADVISORS L.P., GSO CAPITAL ADVISORS LLC, GSO CAPITAL PARTNERS INTERNATIONAL LLP, BLACKSTONE MEZZANINE ADVISORS L.P., BLACKSTONE MEZZANINE ADVISORS II L.P., BLACKSTONE HOLDINGS FINANCE CO. LLC, CALLIDUS DEBT PARTNERS CDO FUND I, LTD, CALLIDUS DEBT PARTNERS CLO FUND II, LTD, CALLIDUS DEBT PARTNERS CLO FUND III LTD, CALLIDUS DEBT PARTNERS CLO FUND IV LTD, CALLIDUS DEBT PARTNERS CLO FUND V LTD, CALLIDUS DEBT PARTNERS CLO FUND VI, LTD, CALLIDUS DEBT PARTNERS CLO FUND VII, LTD, MAPS CLO FUND I LLC, MAPS CLO FUND II LTD., FM LEVERAGED CAPITAL FUND I, FM LEVERAGED CAPITAL FUND II, FRIEDBERGMILSTEIN PRIVATE CAPITAL FUND I, TRIBECA PARK CLO LTD., RIVERSIDE PARK CLO LTD., GALE FORCE 1 CLO, LTD., GALE FORCE 2 CLO, LTD., GALE FORCE 3 CLO, LTD., GALE FORCE 4 CLO, LTD., COLUMBUS PARK CLO LTD., CHELSEA PARK CLO LTD., HUDSON STRAITS CLO 2004, LTD., FOXE BASIN CLO 2003, LTD., BLACKSTONE / GSO SECURED TRUST LTD, GSO SPECIAL SITUATIONS FUND LP, GSO SPECIAL SITUATIONS OVERSEAS MASTER FUND LTD., 280 FUNDING I, GSO DOMESTIC CAPITAL FUNDING LLC, GSO LUXEMBOURG ONSHORE FUNDING SARL, GSO LUXEMBOURG OFFSHORE FUNDING SARL, HECKERNIE 21 GROUP FINANCING LIMITED LIABILITY COMPANY, HECKBERT 21 GROUP FINANCING LIMITED LIABILITY COMPANY, GSO CAPITAL OPPORTUNITIES FUND LP, GSO COF FACILITY LLC, BLACKSTONE / GSO CAPITAL SOLUTIONS FUND LP, BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS HOLDINGS L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS ONSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE / GSO CAPITAL SOLUTIONS OFFSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE SPECIAL FUNDING (IRELAND), GSO ROYAL HOLDINGS CB LLC, GSO ROYAL HOLDINGS CB (LUXEMBOURG) SARL, GSO ROYAL HOLDINGS CFPI LLC, GSO ROYAL HOLDINGS CFPI (LUXEMBOURG) SARL, REGENT’S PARK CDO B.V., HYDE PARK CDO B.V., UNION SQUARE CDO LTD., ST. JAMES’S PARK CDO B.V., INWOOD PARK CDO LTD., GREEN PARK CDO B.V., PROSPECT PARK CDO LTD., MONUMENT PARK CDO LTD., LAFAYETTE SQUARE CDO LTD., ESSEX PARK CDO LTD., GSO SPECIAL SITUATIONS OVERSEAS FUND LTD., GSO CAPITAL OPPORTUNITIES OVERSEAS MASTER FUND L.P., GSO CAPITAL OPPORTUNITIES OVERSEAS FUND L.P., GSO CAPITAL OPPORTUNITIES FUND II L.P., GSO CAPITAL OPPORTUNITIES OVERSEAS CAYMAN FUND II LP, GSO CAPITAL OPPORTUNITIES FUND II HOLDINGS LP, GSO CAPITAL OPPORTUNITIES FUND II (LUXEMBOURG) S.A.R.L., GSO CAPITAL OPPORTUNITIES FUND II (JERSEY) UNLIMITED, GSO CAPITAL OPPORTUNITIES FUND II (IRELAND), GSO LIQUIDITY PARTNERS LP, GSO LIQUIDITY OVERSEAS PARTNERS L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER (AIV) FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS HOLDINGS (AS) L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER FUND (AS) L.P., SKELLIG ROCK B.V., BOYNE VALLEY B.V., TARA HILL B.V.,

CLARE ISLAND B.V., MORNINGSIDE PARK CLO, LTD., CENTRAL PARK CLO, LTD., BLACKSTONE SPECIAL FUNDING (CAYMAN) L.P., BLACKSTONE SPECIAL FUNDING (LUXEMBOURG) S.A.R.L., BLACKSTONE SPECIAL FUNDING (JERSEY) UNLIMITED, GSO MAK FUND LP, BLACKSTONE / GSO MARKET NEUTRAL CREDIT MASTER FUND LP, BLACKSTONE / GSO MARKET NEUTRAL CREDIT FUND LP, BLACKSTONE / GSO MARKET NEUTRAL CREDIT OVERSEAS FUND LTD, BLACKSTONE CREDIT LIQUIDITY PARTNERS L.P., BLACKSTONE CREDIT LIQUIDITY CO-INVESTORS (ALBERTA) L.P., BLACKSTONE CREDIT LIQUIDITY PARTNERS (CAYMAN) L.P., BLACKSTONE TE CREDIT LIQUIDITY FEEDER FUND L.P., BLACKSTONE / GSO SENIOR FLOATING RATE CORPORATE LOAN FUND LP (A SUB-FUND OF LAMP FUNDS (IRE) 1 PLC), BLACKSTONE MEZZANINE PARTNERS L.P., BLACKSTONE MEZZANINE PARTNERS II L.P., BLACKSTONE MEZZANINE PARTNERS II USS L.P., BLACKSTONE MEZZANINE PARTNERS II-A L.P., GSO PALMETTO STRATEGIC PARTNERSHIP LP, GSO PALMETTO LIQUIDITY FUND LLC, GSO PALMETTO ENERGY PARTNERS LP, GSO CREDIT-A PARTNERS LP, GSO ENERGY PARTNERS-A LP, BSOF MASTER FUND L.P., 2011 GSO HY CAYMAN FUND, GSO LOAN TRUST 2011, GSO LOAN TRUST 2010, GSO JUPITER LOAN TRUST, GSO NMERB LP, GSO SJ PARTNERS LP, GSO OFFSHORE MULTICURRENCY FACILITY (LUXEMBOURG) S.A.R.L., GSO OFFSHORE MULTICURRENCY FACILITY (NON USD), GSO OFFSHORE MULTICURRENCY FACILITY (USD), GSO CAPITAL SOLUTIONS FUND II LP, GSO CAPITAL SOLUTIONS FUND II AIV-1 LP, GSO CAPITAL SOLUTIONS FUND II AIV-2 LP, GSO CAPITAL SOLUTIONS FUND II AIV-3 LP, GSO CAPITAL SOLUTIONS FUND II AIV-4 LP, GSO CAPITAL SOLUTIONS FUND II AIV-5 LP, GSO CAPITAL SOLUTIONS FUND II AIV-4 (CAYMAN) LP, GSO CREDIT BAA PARTNERS LP, GSO CREDIT BAA PARTNERS (CAYMAN) LP and GSO BAA STRATEGIC PARTNERSHIP LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Person

BLACKSTONE / GSO DEBT FUNDS EUROPE LIMITED, BLACKSTONE / GSO DEBT FUNDS MANAGEMENT EUROPE LIMITED, HARBOURMASTER LOAN CORPORATION B.V., HARBOURMASTER CLO 3 LIMITED, HARBOURMASTER CLO 4 B.V., HARBOURMASTER CLO 5 B.V., HARBOURMASTER CLO 6 B.V., HARBOURMASTER CLO 7 B.V., HARBOURMASTER CLO 8 B.V., HARBOURMASTER CLO 9 B.V., HARBOURMASTER CLO 10 B.V., HARBOURMASTER CLO 11 B.V., HARBOURMASTER PRO RATA CLO 1 B.V., HARBOURMASTER PRO RATA CLO 2 B.V., HARBOURMASTER PRO RATA CLO 3 B.V., GLOBAL SENIOR LOAN INDEX FUND 1 B.V., BLACKSTONE / GSO INVESTMENT FUNDS, BLACKSTONE / GSO EUROPEAN SENIOR LOAN FUND and BLACKSTONE / GSO LOAN FUNDING LTD.

By:	/s/ Alan Kerr
Name:	Alan Kerr
Title:	Authorized Person

BLACKSTONE HOLDINGS FINANCE CO. LLC

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

VERIFICATION

STATE OF PENNSYLVANIA             )

COUNTY OF PHILADELPHIA           )

The undersigned states that he has duly executed the attached Application for and on behalf of FS Investment Corporation, FB Income Advisor, LLC, Broad Street Funding LLC, Arch Street Funding LLC, Locust Street Funding LLC, Race Street Funding LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FSEP Term Funding, LLC, EP Investment LLC, FS Investment Corporation II and FSIC II Advisor, LLC; that he is the Chief Executive Officer of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer
Date:	May 15, 2012

VERIFICATION

STATE OF NEW YORK             )

COUNTY OF NEW YORK         )

The undersigned states that she has duly executed the attached Application for and on behalf of GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC, GSO CAPITAL PARTNERS LP, BLACKSTONE DEBT ADVISORS L.P., GSO CAPITAL ADVISORS LLC, GSO CAPITAL PARTNERS INTERNATIONAL LLP, BLACKSTONE MEZZANINE ADVISORS L.P., BLACKSTONE MEZZANINE ADVISORS II L.P., BLACKSTONE HOLDINGS FINANCE CO. LLC, CALLIDUS DEBT PARTNERS CDO FUND I, LTD, CALLIDUS DEBT PARTNERS CLO FUND II, LTD, CALLIDUS DEBT PARTNERS CLO FUND III LTD, CALLIDUS DEBT PARTNERS CLO FUND IV LTD, CALLIDUS DEBT PARTNERS CLO FUND V LTD, CALLIDUS DEBT PARTNERS CLO FUND VI, LTD, CALLIDUS DEBT PARTNERS CLO FUND VII, LTD, MAPS CLO FUND I LLC, MAPS CLO FUND II LTD., FM LEVERAGED CAPITAL FUND I, FM LEVERAGED CAPITAL FUND II, FRIEDBERGMILSTEIN PRIVATE CAPITAL FUND I, TRIBECA PARK CLO LTD., RIVERSIDE PARK CLO LTD., GALE FORCE 1 CLO, LTD., GALE FORCE 2 CLO, LTD., GALE FORCE 3 CLO, LTD., GALE FORCE 4 CLO, LTD., COLUMBUS PARK CLO LTD., CHELSEA PARK CLO LTD., HUDSON STRAITS CLO 2004, LTD., FOXE BASIN CLO 2003, LTD., BLACKSTONE / GSO SECURED TRUST LTD, GSO SPECIAL SITUATIONS FUND LP, GSO SPECIAL SITUATIONS OVERSEAS MASTER FUND LTD., 280 FUNDING I, GSO DOMESTIC CAPITAL FUNDING LLC, GSO LUXEMBOURG ONSHORE FUNDING SARL, GSO LUXEMBOURG OFFSHORE FUNDING SARL, HECKERNIE 21 GROUP FINANCING LIMITED LIABILITY COMPANY, HECKBERT 21 GROUP FINANCING LIMITED LIABILITY COMPANY, GSO CAPITAL OPPORTUNITIES FUND LP, GSO COF FACILITY LLC, BLACKSTONE / GSO CAPITAL SOLUTIONS FUND LP, BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS HOLDINGS L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS ONSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE / GSO CAPITAL SOLUTIONS OFFSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE SPECIAL FUNDING (IRELAND), GSO ROYAL HOLDINGS CB LLC, GSO ROYAL HOLDINGS CB (LUXEMBOURG) SARL, GSO ROYAL HOLDINGS CFPI LLC, GSO ROYAL HOLDINGS CFPI (LUXEMBOURG) SARL, REGENT’S PARK CDO B.V., HYDE PARK CDO B.V., UNION SQUARE CDO LTD., ST. JAMES’S PARK CDO B.V., INWOOD PARK CDO LTD., GREEN PARK CDO B.V., PROSPECT PARK CDO LTD., MONUMENT PARK CDO LTD., LAFAYETTE SQUARE CDO LTD., ESSEX PARK CDO LTD., GSO SPECIAL SITUATIONS OVERSEAS FUND LTD., GSO CAPITAL OPPORTUNITIES OVERSEAS MASTER FUND L.P., GSO CAPITAL OPPORTUNITIES OVERSEAS FUND L.P., GSO CAPITAL OPPORTUNITIES FUND II L.P., GSO CAPITAL OPPORTUNITIES OVERSEAS CAYMAN FUND II LP, GSO CAPITAL OPPORTUNITIES FUND II HOLDINGS LP, GSO CAPITAL OPPORTUNITIES FUND II (LUXEMBOURG) S.A.R.L., GSO CAPITAL OPPORTUNITIES FUND II (JERSEY) UNLIMITED, GSO CAPITAL OPPORTUNITIES FUND II (IRELAND), GSO LIQUIDITY PARTNERS LP, GSO LIQUIDITY OVERSEAS PARTNERS L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER (AIV) FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS HOLDINGS (AS) L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER FUND (AS) L.P., SKELLIG ROCK B.V., BOYNE VALLEY B.V., TARA HILL B.V., CLARE ISLAND B.V., MORNINGSIDE PARK CLO, LTD., CENTRAL PARK CLO, LTD., BLACKSTONE SPECIAL FUNDING (CAYMAN) L.P., BLACKSTONE SPECIAL FUNDING (LUXEMBOURG) S.A.R.L., BLACKSTONE SPECIAL FUNDING (JERSEY) UNLIMITED, GSO MAK FUND LP, BLACKSTONE / GSO MARKET NEUTRAL CREDIT MASTER FUND LP, BLACKSTONE / GSO MARKET NEUTRAL CREDIT FUND LP, BLACKSTONE / GSO MARKET NEUTRAL CREDIT OVERSEAS FUND LTD, BLACKSTONE CREDIT LIQUIDITY PARTNERS L.P., BLACKSTONE CREDIT LIQUIDITY CO-INVESTORS (ALBERTA) L.P., BLACKSTONE CREDIT LIQUIDITY PARTNERS (CAYMAN) L.P., BLACKSTONE TE CREDIT LIQUIDITY FEEDER FUND L.P., BLACKSTONE / GSO SENIOR FLOATING RATE CORPORATE LOAN FUND LP (A SUB-FUND OF LAMP FUNDS (IRE) 1 PLC), BLACKSTONE MEZZANINE PARTNERS L.P., BLACKSTONE MEZZANINE PARTNERS II L.P., BLACKSTONE MEZZANINE PARTNERS II USS L.P., BLACKSTONE MEZZANINE PARTNERS II-A L.P., GSO PALMETTO STRATEGIC PARTNERSHIP LP, GSO PALMETTO LIQUIDITY FUND LLC, GSO PALMETTO ENERGY PARTNERS LP, GSO CREDIT-A PARTNERS LP, GSO ENERGY PARTNERS-A LP, BSOF MASTER FUND L.P., 2011 GSO HY CAYMAN FUND, GSO LOAN TRUST 2011, GSO LOAN TRUST 2010, GSO JUPITER LOAN TRUST, GSO NMERB LP, GSO SJ PARTNERS LP, GSO OFFSHORE MULTICURRENCY FACILITY (LUXEMBOURG) S.A.R.L., GSO OFFSHORE MULTICURRENCY FACILITY (NON USD), GSO OFFSHORE MULTICURRENCY FACILITY (USD), GSO CAPITAL SOLUTIONS FUND II LP, GSO CAPITAL SOLUTIONS FUND II AIV-1 LP, GSO CAPITAL SOLUTIONS FUND II AIV-2 LP, GSO CAPITAL SOLUTIONS FUND II AIV-3 LP, GSO CAPITAL SOLUTIONS FUND II AIV-4 LP, GSO CAPITAL SOLUTIONS FUND II AIV-5 LP, GSO CAPITAL SOLUTIONS FUND II AIV-4 (CAYMAN) LP, GSO CREDIT BAA PARTNERS LP, GSO CREDIT BAA PARTNERS (CAYMAN) LP, GSO BAA STRATEGIC PARTNERSHIP LP; that she is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Person
Date:	May 15, 2012

VERIFICATION

PROVINCE OF LEINSTER	)
COUNTY DUBLIN	)

The undersigned states that he has duly executed the attached Application for and on behalf of BLACKSTONE / GSO DEBT FUNDS EUROPE LIMITED, BLACKSTONE / GSO DEBT FUNDS MANAGEMENT EUROPE LIMITED, HARBOURMASTER LOAN CORPORATION B.V., HARBOURMASTER CLO 3 LIMITED, HARBOURMASTER CLO 4 B.V., HARBOURMASTER CLO 5 B.V., HARBOURMASTER CLO 6 B.V., HARBOURMASTER CLO 7 B.V., HARBOURMASTER CLO 8 B.V., HARBOURMASTER CLO 9 B.V., HARBOURMASTER CLO 10 B.V., HARBOURMASTER CLO 11 B.V., HARBOURMASTER PRO RATA CLO 1 B.V., HARBOURMASTER PRO RATA CLO 2 B.V., HARBOURMASTER PRO RATA CLO 3 B.V., GLOBAL SENIOR LOAN INDEX FUND 1 B.V., BLACKSTONE / GSO INVESTMENT FUNDS, BLACKSTONE / GSO EUROPEAN SENIOR LOAN FUND and BLACKSTONE / GSO LOAN FUNDING LTD.; that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Alan Kerr
Name:	Alan Kerr
Title:	Authorized Person
Date:	May 15, 2012

VERIFICATION

STATE OF NEW YORK             )

COUNTY OF NEW YORK         )

The undersigned states that he has duly executed the attached Application for and on behalf of Blackstone Holdings Finance Co. LLC; that he is authorized to execute this sworn statement of that entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person
Date:	May 15, 2012